

Mail Stop 3720

September 26, 2006

Mr. Dominik de Daniel
Chief Financial Officer
Adecco S.A.
1275 Cheserex
Switzerland

> **Re: Adecco S.A.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed April 12, 2006**
> **File No. 001-14996**

Dear Mr. de Daniel:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Larry Spirgel
Assistant Director